June 4, 2010

Igor Svishevskiy, President
Dragon Beverage, Inc.
1945 Judwick Drive
Columbus, OH 43229

    RE: **Dragon Beverage, Inc.**
         Amendment No. 1 to Registration Statement on Form S-1
         Filed May 21, 2010
         File No. 333-165863

Dear Mr. Svishevskiy:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. As previously requested in our letter dated April 28, 2010, please revise to insure that your disclosure is clear and consistent with what the company plans to do itself and what it proposes to contract out to other companies. Please revise as necessary throughout your prospectus.

Summary

2. We note your response to comment 2. Please expand your disclosure to clarify what the company has done to date. Address if the company has conducted any market studies or other activities.

3. We note your statement that "we are in the process of developing three different flavors of energy drinks … through a company known as Market Beverage Group, Inc." Please clarify, here and in your business section, the company's involvement in developing the energy drinks.

The Offering, page 5

4. We note your response to comment 4. Supplementally confirm that there is no affiliation or relationship between Namuun Ganbaatar and the company or the company's president.

5. We do not understand your reference to the "Minimum number of shares to be sold in this offering – None". As the offering does not appear to be a minimum/maximum offering please revise to delete the noted statement.

Securities Issued and to be Issued, page 6

6. Please revise to indicate the number of shares held by Igor Svishevskiy.

Risk Factors

7. We note your statement "for our short term needs and, even though he is not required to do so, our officer and director will likely provide us short term loans on market terms to carry our business until we are able to secure a more long-lasting for of financing." We also note your statement that "while we anticipate the ability to sell our energy drinks …." Risk factor discussions should not contain any mitigating language. Revise to delete the mitigating language throughout your risk factors section.

8. You should present as risk factors only those factors that represent a material risk to investors in this offering. Do not include risk factors that could apply to any issuer or to any other offering. Each factor must also explain how it applies to your company or your offering. For example, the fifth, seventh, ninth, twelfth, twenty seventh, twenty eighth and thirty first risk factors are generic in nature. These risk factors should be revised, deleted or moved to another section of the prospectus as appropriate.

If we do not obtain additional financing, our business plan …, page 7

9. Please add a separate risk factor to address the auditor's report that they have substantial doubt that the company will be able to continue as a going concern.

Because competition from traditional non-alcoholic beverage manufacturers …, page 9

10. Revise to clarify, in the beginning of the risk factor, that there is no current distribution relationships or any existing markets.

If new competitors enter the market …, page 9

11. We do not understand your statement "[i]f we are able to see our products, there is no assurance …." Please revise as appropriate.

Because we will rely heavily on our independent distributors …, page 9

12. Revise to clarify, in the beginning of the risk factor, that there are no current distributor relationships.

13. We note your statement that "we anticipate that many of the larger distributors we may acquire will sell and distribute competing products, including drinks, and our products may represent a small proportion of their business." As previously requested, revise your risk factor discussions to address the risks associated with the current status of the company and the company's current operations and products.

Because we are subject to additional regulatory compliance matters…, page 12

14. Please provide a separate risk factor addressing Mr. Svishevskiy's lack of experience running a public company.

15. We note your disclosure that Section 404 of the Sarbanes-Oxley Act of 2002 requires that your management report on, and your independent auditors attest to, the effectiveness of your internal control structure and procedures for financial reporting in your Annual Report on Form 10-K for the fiscal year ending December, 31, 2010. Please refer to the transition period provided to a newly public company that can be found in SEC Release No. 33-8760, and revise your disclosure accordingly.

Plan of Distribution, page 19

16. Please revise to clarify your statement that "[c]urrently, we or anyone acting on our behalf has requested or encouraged any broker-dealer to act as a market-maker for our securities."

Directors, Executive Officers… page 21

17. We note your response to prior comment 16 from our April 28, 2010 letter. We continue to note the Form D filing indicates Jeffrey Francis is an "executive officer"

in section 3 to that form. In this regard, please provide the disclosure required by Item 401 of Regulation S-K and revise the sections "Significant Employees" and "Employees" as appropriate or advise. We may have further comment.

18. Please expand Mr. Svishevskiy's biographical information by providing the date he terminated his employment with CallTech. Also, disclose the date Mr. Svishevskiy commenced his employment with Nationwide Insurance.

19. Provide the date that Mr. Svishevskiy started the business focused on computer repair and other computer services. Indicate the name of the business.

20. As previously requested in comment 17 of our April 28, 2010 letter, please discuss the specific experience, qualifications, skills or attributes that led to the conclusion that Mr. Svishevskiy should serve as a director for the company.

21. Revise to provide an expanded disclosure of the nature of the responsibility undertaken by Mr. Svishevskiy in his prior positions to address his prior business experience.

Security Ownership of Certain Beneficial Owners and Management, page 22

22. Revise to briefly indicate the number of executive officers and directors in the group.

Organization within the Last Five Years, page 26

23. Please revise your disclosure to address your response 23 from the company's letter dated April 30, 2010 with respect to expanding the discussion of the company's history and development. Specifically address the ownership of the company's common stock issued to the founders and any transfer of shares to Mr. Svishevskiy. We may have further comment.

Description of Business

Business of Company, page 27

24. We note your statement that you are in the process of developing three different flavors of energy drinks through a company known as Market Beverage Group, Inc. We also note your response to comment 20 that the company has not entered into a material agreement with Market Beverage. Revise to clarify how the company is developing the energy drinks through Market Beverage Group without having an agreement with Market Beverage. We may have further comment.

25. With respect to the last statement in paragraph one, please revise to make clear that there is no assurance that when, if ever, this will occur and that it would depend upon the company having the financing and the availability of companies to be acquired.

26. Please expand this section to update the status of the company's development of the energy drink flavors.

27. We note your response to comment 24. We also note the statement under "Overview" on page 35, "[W]e intend to significantly increase the research and development…" Please provide a separate section to describe the research and development that has taken place to date and the amount spent on research and development activities during each of the last two years. Also clarify whether the company is currently performing any research and development activities.

28. Please add a statement to the last paragraph of this section to make clear that at the present time there are no contracts with any co-packers.

New Age or Alternative Beverage Industry, page 27

29. As previously requested, please revise to update the information in this section.

Our Products, page 29

30. We note your response to comment 31. Please revise to clarify the steps that the company has taken to develop its products and what steps remain to be taken in product development. Clarify the status of the product development of your energy drinks.

Distribution, page 30

31. We note your response to comment 37 that the company has not entered into any contracts with the named entities. Please revise to delete the names of the noted grocery stores, supermarkets, convenience stores and gas stations.

32. We note the "traditional retail" outlets mentioned in this section but it is unclear whether the company plans to distribute its products on a local, regional or national scale. Please clarify throughout your prospectus.

Marketing, page 31

33. Please discuss the company's promotional materials.

34. We note the reference to "select commissioned contractors". Please provide more detail. Has the company selected any contractors to date?

Regulatory Matters, page 33

35. Considering the company's lack of experience in the beverage industry, please clarify the basis for the statement, "[W]e believe that we have a compliance program in place to ensure compliance with production, marketing and labeling regulations …"

36. Please revise to describe in more detail the production, marketing and labeling regulations applicable to the company.

Employees, page 34

37. We note your statement that "we currently have no employees other than our President." We also note your response to comment 16 that Jeffrey Francis is a corporate employee that performs certain secretarial tasks for the company. Please revise as appropriate or advise.

38. We note your response to comment 43 and your statement that "our operations are overseen directly by our President who engages a number of contact employees to engage in the business of the Company." Please clarify in your second sentence, if true, that no contract employees have been hired to date.

Description of Property, page 34

39. Revise to briefly address the adequacy and suitability of the company's offices.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Overview, page 35

40. We note in your revised disclosure in response to comment 47 of our April 28, 2010 letter that you intend to produce your Products with the assistance of Market Beverage Group, Inc. over the coming twelve months. We further note that you intend to significantly increase the research and development and eventual production, sales, and distribution of your Products over the next twelve months. Please further revise to describe your estimate of funding needed to continue your plan of operation for the next 12 months. Also include discussion regarding the cash requirements to pursue the intellectual property and regulatory matters discussed on page 33.

Results of Operations for the Three Months Ended March 31, 2010 …, page 35

41. Please revise to describe in more detail the expenses in the $8,614 in operating expenses for the three months ended March 31, 2010. Also describe in more detail the $20,574 in general and administrative expenses.

Liquidity and Capital Resources, page 36

42. Please revise to indicate how long the company's assets will satisfy its cash requirements.

Certain Relationships and Related Transactions, page 37

43. Please indicate the nature of the services rendered.

44. With respect to the promissory note, disclose the amount and terms of the note.

45. If material, please file the promissory note as an exhibit to the registration statement as required by Item 601(b)(10) of Regulation S-K.

Unaudited financial statements for the period from December 19, 2008 (Date of Inception) through March 31, 2010, page F-1

Note 5 – Subsequent Events, page F-6

46. Please disclose the date through which you have evaluated subsequent events and whether that date is either the date the financial statements were issued or available to be issued. Refer to FASB ASC 855-10-50-1.

Part II

Item 26. Recent Sales of Unregistered Securities, page 44

47. We note your statement that the company issued 5,000,000 shares to common stock to Igor Svishevskiy in February 2010. We note that your financial statements indicate that the company had issued the 5,000,000 shares of common stock prior to December 31, 2008. Please revise or advise. We may have further comment.

48. We note your statement that you received proceeds of $3,000 from your March 2010 private placement of 3 million shares at a price of $0.01 per share. Please revise to disclose that these shares were sold for cash at $0.001 per share, as disclosed on pages F-3 and F-17.

49. Please indicate the nature of the services rendered by Igor Svishevskiy valued at $4,700.

50. Please disclose the date(s) in February and March, 2010 for the stock issuances.

51. Revise to address whether the company used public solicitation or advertising to market the securities in its Regulation D offering.

Closing Comments

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact John Archfield, staff accountant at (202) 551-3315 or Ryan Milne, accounting reviewer at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk, examiner at (202) 551-3395 or David Link, legal reviewer at (202) 551-3356 with any other questions.

                                        Sincerely,

                                        John Reynolds,
                                        Assistant Director

cc: via fax to Ryan Alexander, Esq.
            (702) 868-3312